FIELDPOINT PETROLEUM CORPORATION
1703 Edelweiss Dr.
Cedar Park, TX 78613

September 6, 2001

Dear Shareholder:

       You are cordially invited to attend an Annual Meeting of Shareholders (the "Meeting") of FieldPoint Petroleum Corporation, a Colorado corporation ( the "Company") to be held on Friday, October 5, 2001 at 10:00 a.m., Central Time, at 1703 Edelweiss Drive, Cedar Park, Texas 78613. Your Board of Directors and management look forward to greeting personally those Shareholders able to attend.

       At the Meeting, you will be asked to consider and vote upon: (i) a proposal to elect four (4) nominees as directors of the company to serve until the next annual meeting of Shareholders of the Company to be held in 2002; (ii) a proposal to ratify the selection of Hein + Associates L.L.P. as the Company's independent auditors for the current fiscal year ending December 31, 2001; and (iii) a proposal to amend the articles of incorporation to authorize 10 million shares of preferred stock, $.01 par value; and (iv) any other business as may properly come before the Meeting or any adjournment thereof (collectively, the "Proposals"). The Proposals are fully set forth in the accompanying Proxy Statement which you are urged to read thoroughly. For the reasons set forth in the Proxy Statement, your Board of Directors recommends a vote FOR all nominees as directors and IN FAVOR of all Proposals.

       It is important that your shares be voted at the Meeting. Whether or not you plan to attend in person, please complete, date and sign the enclosed proxy and return it as promptly as possible in the accompanying postage prepaid envelope. If you do attend the Meeting and wish to vote your shares in person, even after returning the proxy, you still may do so.

       Mailing of this proxy statement is expected to begin September 12, 2001. Thank you for your cooperation.

Respectfully,
FieldPoint Petroleum Corporation
Ray D. Reaves, President and Chief Executive Officer